

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2013

Mr. Donald H. Wilson
President and Chief Executive Officer
Community Financial Shares, Inc.
357 Roosevelt Road
Glen Ellyn, Illinois 60137

Re: **Community Financial Shares, Inc.**
        Amendment Number 1 to the Registration Statement on Form S-1
        Filed October 4, 2013
        File No. 333-190679

Dear Mr. Wilson:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A Filed October 4, 2013

Recent Developments, page 5

1. We note your response to comment 3 of our comment letter to you dated September 12, 2013. Please revise a follows:
   - revise your description of each of your offerings on pages 5 and 7 to clearly state the number of shares of common into which each amount of a class of stock is convertible, the total costs of each offering, the net proceeds and how the proceeds were used;
   - revise your description of the Securities Purchase Agreement to describe the conversion blocker provisions.

Risk Factors, page 4

A significant percentage of the company's voting securities was sold…, page 8

2. This risk factor appears to discuss two distinct risks that board members affiliated with the purchasers or appointed as a result of the share purchases (including Mr. Wilson and Timyan) have four of nine votes on the Board of Directors and therefore may exert significant control over action by the Board, and the significant concentration of share ownership. Please revise to provide two risk factors that discuss the distinct risks.

We are required to comply with the terms of a consent order…, page 9

3. Revise this risk factor to discuss, in detail, any specific actions taken, or penalties that have been charged, as a result of your failure to meet the enhanced minimum capital standards or other provisions of the consent order.

Selling Shareholders, page 18

4. We note your response to comment 8 of our comment letter to you dated September 12, 2013. We are not able to agree that the amount owned by Camden is 0% after the offering, given that the shareholder has the ability to convert up to an additional 9.9% of the outstanding common stock. Revise the table to accurately reflect the shareholders holdings of common stock following the offering.

Exhibit 23.1

Consent of BKD LLP

5. Please file a currently dated consent of the Independent Registered Public Accounting Firm referencing the amendment to the Form S-1.

Form 10-K for the Year Ended December 31, 2012

Consolidated Statement of Operations, page 45

6. We have reviewed your response to our prior comment number 12. In future filings, please classify the write-downs on other real estate owned within noninterest expense. Please refer to Rule 9-04 (14) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or Gustavo A. Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel